INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 31, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Trust”)

Registration Statement on Form N-14 (File No. 333-267660)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeffrey Long of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 18, 2022, and by Mr. David Orlic of the staff of the Commission by telephone on October 24, 2022, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the AXS All Terrain Opportunity Fund, a series of the Trust (the “Target Fund”), into AXS All Terrain ETF (the “Acquiring ETF”), a series of the Trust. The Target Fund and the Acquiring ETF are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be incorporated into a filing made pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Combined Information Statement and Prospectus

1.	Please confirm there are no material differences in tax or accounting policies of the Target Fund as compared to those of the Acquiring ETF in connection with the conversion of the Target Fund to an ETF.

Response: The Registrant confirms there are no material differences in accounting or tax policies of the Target Fund as compared to those of the Acquiring ETF.

2.	Please provide the disclosure required by Rule 6-11(d) of Regulation S-X.

Response: The Registrant had added the following disclosure pursuant to Rule 6-11(d) of Regulation S-X as Appendix D:

Supplemental Financial Information

A table showing the fees and expenses of the Target Fund and the fees and expenses of the Acquiring ETF on a pro forma basis after giving effect to the proposed Conversion, is included in the “Fees and Expenses” section of the Information Statement.

The Conversion will not result in a material change to the Target Fund's investment portfolio due to the investment restrictions of the Acquiring ETF. In particular, each security held by the Target Fund is eligible to be held by the Acquiring ETF. As a result, a schedule of investments of the Target Fund modified to show the effects of the change is not required and is not included.

There are no material differences in accounting policies of the Target Fund as compared to those of the Acquiring ETF.

3.	In the second sentence to footnote 2 to the table under the section entitled “Fees and Expenses,” please add the date of the contractual fee waiver agreement.

Response: The Registrant has revised the sentence in footnote 2 the table as follows:

This agreement is in effect until January 31, 2023, and it may be terminated before that date only by the Trust’s Board of Trustees.

4.	Please confirm that if a shareholder of the Target Fund does nothing prior to the Conversion, their shares will be converted to shares of the Acquiring ETF and such shareholder will not be cashed out. Also, please advise whether there will be any forceable redemptions in the event that a shareholder takes no action and whether the Target Fund’s Board considered the possibility that some of the mutual fund assets may be held in retirement accounts and the impact such redemption may have on those assets.

Response: The Registrant confirms that if a shareholder takes no action (i.e., the shareholder does not redeem their shares prior to the Conversion), the shareholder’s shares of the Target Fund will be converted to shares of the Acquiring ETF. In addition, the Registrant expects there will be no forceable redemptions in the event that a shareholder takes no action with respect to their shares of the Target Fund, as there are currently no direct accounts in the Target Fund (i.e., all shareholders are currently in established brokerage accounts).

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ Diane J. Drake
Diane J. Drake
Secretary

2